United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 1-6227	CUSIP Number 523768909
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	December 25, 2022
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

LEE ENTERPRISES, INCORPORATED
Full Name of Registrant
N/A
Former Name if Applicable
4600 E. 53rd Street
Address of Principal Executive Office (Street and Number)
Davenport, IA 52807
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lee Enterprises, Incorporated (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended December 25, 2022 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

As previously disclosed in the Company’s NT 10-K filed with the U.S. Securities and Exchange Commission on December 12, 2022, the Company was in the process of evaluating deficiencies identified in connection with its assessment of the effectiveness of its internal control over financial reporting as of September 25, 2022, using criteria in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and has not yet filed its Annual Report on Form 10-K for the fiscal year ended September 25, 2022. The Company provided an update on the status of filing its Annual Report on Form 10-K on a Current Report on Form 8-K filed on February 6, 2023.

As a result of the foregoing, the Company requires additional time to complete its review of its financial statements and other disclosures as of September 25, 2022, and December 25, 2022, and to complete its closing processes and controls, and is unable to file its Quarterly Report on Form 10-Q on or prior to the prescribed due date of February 3, 2023. The Company does not currently anticipate that it will be able to file the Form 10-Q on or before the fifth calendar day following the February 3, 2023, prescribed filing date as a result of the circumstances described above. The Company will seek to resolve these issues as soon as practicable and plans to file the Form 10-Q as soon as possible.

Cautionary Note Regarding Forward-Looking Statements

This notification on Form 12b-25 contains certain “forward-looking statements.” All statements other than statements of historical fact are “forward-looking” statements for purposes of the U.S. federal and state securities laws. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “our vision,” “plan,” “potential,” “preliminary,” “predict,” “should,” “will,” or “would” or the negative thereof or other variations thereof or comparable terminology. These forward-looking statements are subject to a number of factors and uncertainties that could cause our actual results to differ materially from those expressed in or contemplated by the forward-looking statements. Such factors include, but are not limited to, finalization of the Company’s annual financial statements (including finalization of the Company’s accounting for a deferred tax asset), completion of standard annual-close processes, the risk that additional material weaknesses are identified prior to the filing with the SEC of future periodic reports, as well as inherent limitations in internal controls over financial reporting, and the ability of the Company to remediate any material weaknesses in internal control over financial reporting. Other risk factors affecting the Company are discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended September 26, 2021, and subsequent quarterly reports on Form 10-Q filed with the SEC. These risks and uncertainties may cause the Company’s actual results, performance, liquidity, or achievements to differ materially from any future results, performance, liquidity or achievements expressed or implied by these forward-looking statements. For a further list and description of such risks and uncertainties, please refer to the Company’s filings with the SEC that are available at www.sec.gov. The Company cautions you that the list of important factors included in the Company’s SEC filings may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this notification may not in fact occur. The Company undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Timothy R. Millage	563	383-2135
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	No	√
  If answer is no, identify report(s).
  The Company has not yet filed its Annual Report on Form 10-K for the fiscal year ended September 25, 2022

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	No	√
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LEE ENTERPRISES, INCORPORATED
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	02-06-2023	By /s/	Timothy R. Millage	Title:	Vice President, Chief Financial Officer, and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).